Exhibit 99.2

Radius Health, Inc. Conference Call

June 23, 2022

Corporate Speakers:

•	Ethan Holdaway; Head of Investor Relations; Radius Health Inc

•	Owen Hughes; Chairman of the Board; Radius Health Inc

•	Kelly Martin; President, CEO; Radius Health Inc

PRESENTATION

Operator^ Good day, ladies and gentlemen. Thank you for standing by. And welcome to the Radius Health Inc. conference call. At this time, all participants on the listen-only mode. After the speakers presentation, there’ll be a question and answer session.

To ask a question during the session, you will need to press the start then and the one key on your touchdown telephone. Please be advised today’s conference may be record. I would not like to turn the conference over to your speaker host, Ethan Holdaway, Head of Investor Relations.

Ethan Holdaway^ Hello, everyone. And thank you for joining us this morning. A press release in connection with the call can be found in the investor relations section of our website. Before we begin, I’d like to remind everyone of our safe harbor. And that this call will include forward-looking statements.

Our most recently filed 10-K and subsequent filings identify factors that could cause our actual results to differ materially from those indicated by the forward-looking statements. Any forward-looking statements represent our views as of today only. The tender offer, early offer for the outstanding shares, the shares of [common stock, car] value, $0.001 per share. The company referenced in the press release and on this call has not yet commenced.

This call is for informational purposes only. And is neither an offer to purchase nor a solicitation of an offer to sell securities, nor is it a substitute for the tender offer materials that Ginger Acquisition Inc., a Delaware corporation, or the parent, and Ginger Merger Sub Inc., a Delaware corporation, and wholly owned subsidiary of parent or the purchaser will file with the Securities and Exchange Commission, or the SEC, upon commencement of the offer.

At the time the offer is commenced, parent and purchaser will file a tender offer statement on scheduled TO, and thereafter, the company will file a solicitation or recommendation statement on schedule 14D-9 with the SEC with respect to the offer.

The tender offer materials including an offer to purchase a related letter of transmittal and certain other tender offered documents. And the solicitation recommendation statement on schedule 14D-9 will contain important information.

The company’s stockholders are urged to read these documents carefully when they become available as each may be amended or supplemented from time to time. Because they will contain important information that holders of the company securities should consider before making any decision regarding tendering their securities.

Holders of shares can obtain these documents when their filed and become available free of charge from the SEC’s website at www.sec.gov, or on the company’s website at www. radiuspharm.com. Join with me on the call is Owen Hughes, Chairman of the Board, and Kelly Martin, President and CEO who will provide an overview of the announced transaction. I would now like to turn it over to Owen.

Owen Hughes^ Thank you, Ethan. Good morning, everyone. And we appreciate you dialing in. We’re pleased to be here today to announce the transaction. And more importantly, why we believe this is a positive outcome for our shareholders and stakeholders. With respect today’s call with Kelly Martin, CEO, myself will provide some background of the transaction.

We will, however, not be taking questions this morning as we have been advised to wait until the merger documents have been filed and the details of the lengthy process have been made public before we engage in the specifics. Once that has transpired, we’ll be pleased to engage with all shareholders and all analysts directly.

So this morning, we announced an agreement to be acquired by Gurnet Point Capital, a private investment firm focused on the healthcare and life sciences sectors, as well as Patient Square Capital, a leading dedicated healthcare investment firm. This transaction has been unanimously approved by the Radius board.

With respect to details, potential per share value totals $11 per share, including $10 cash paid at closing, and a potential $1 CVR payable upon TYMLOS’ net sales reaching 300 million during any 12-month period prior to December 31st, 2025. The total transaction value is equivalent to $890 million. Importantly, this transaction is a culmination of a thorough and rigorous strategic review that was conducted over nine months by the board and management with the assistance of external advisors, and included each of the assets that are currently in the Radius portfolio.

This review included outreach to and interactions with multiple strategic parties and a number of financial sponsors on all parts of our business. We are confident that this transaction delivers immediate value and liquidity to Radius shareholders in the context of a volatile market and specifically a volatile biotech market, and provides a clearest path forward for Radius.

The cash upfront payment at closing represents a premium of 45% over the 30-day VWAP of Radius’s common stock and inclusive of the CDR, the premium would reach 59%. This transaction is expected to close in the third quarter of 2022.

The teams of both Gurnet Point and patient square consists of highly experienced industry executives that work closely with its portfolio companies with an active approach to drive operational transformation and outsides returns. We look forward to working closely with the GPC and PSE team members, and moving Radius forward for our patients. And with that, allow me to turn it over to Kelly, our CEO. Kelly?

Kelly Martin^ Thank you, Owen. And I’ll just have a few brief comments that compliment or supplement Owen’s very clear outline. Number one, and just to repeat, this outcome is the combination of at least nine months worth of review by both the board, the management, and outside advisors.

And to emphasize in particular, Owen’s statement that the review and assessment included all of the assets of which we have three main assets as many people know. Abaloparatide both from the U.S. perspective and a non-U.S. perspective, Elacestrant, and last but certainly not least is RAD011. We had significant discussions which will be evident as Owen said when the merger documents are made public.

Second point I’d like to highlight. As mentioned in the press release, we have approximately 250 employees at Radius. That group of employees works tirelessly on the fundamentals of the company, controlling what we can control and moving the business forward.

And I can certainly say that over the last two years, the amount of effort, energy, commitment, to this company, and improvement across the board on the fundamentals has been significant. And one that myself personally and the board are incredibly grateful for and very proud of.

Thirdly, and as Owen also mentioned, the market in our space is challenging and has been challenging from an equity point of view.

Certainly in 2022, the headwinds are — have been significant in macro point of view. And again, we all live and work in the environment that we work in. And while that wasn’t a direct view of things, it certainly is something that we and the board were aware of.

So with that, with particular emphasis on the rigor of the process, and the breadth and depth of the process, and the sharing of that information from a merger documentation point of view, and specifically the effort of the employees, which has been very significant over the last couple of years on improving all aspects of the business, we thank you for your time this morning. We look forward to sharing the merger document information. And with that, Owen, and I’ll turn it back to you.

Owen Hughes^ Thank you, Kelly. We hope that this is a positive outcome for our shareholders. We believe it is. We look forward to speaking with each of our shareholders over the coming weeks, as these documents are made forth. And with that, I will turn it back over to the operator and conclude the call. Thank you.

Operator^ Thank you. Ladies and gentlemen, that ends (inaudible) conference for today. Thank you for your participation. You may now disconnect.

Forward-Looking Statements

This communication contains forward-looking statements, including the ability of the parties to complete the transactions contemplated by the merger agreement, including the parties’ ability to satisfy the conditions to the consummation of the offer contemplated thereby and the other conditions set forth in the merger agreement, statements about the expected timetable for completing the transaction and statements about potential benefits of the transaction for the Company. These statements are neither promises nor guarantees, and are subject to known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to, the following: uncertainties as to the timing of the offer and the subsequent merger; uncertainties as to how many of the Company’s shares will be tendered in the tender offer; the possibility that various conditions to the consummation of the offer and the merger may not be satisfied or waived; the effects of disruption from the transactions contemplated by the merger agreement and the impact of the announcement and pendency of the transactions on the Company’s business; the risk that stockholder litigation in connection with the offer or the merger may result in significant costs of defense, indemnification and liability; the risks related to non-achievement of the CVR milestone and that holders of the CVRs will not receive payments in respect of the CVRs; the adverse impact the ongoing COVID-19 pandemic is having and is expected to continue to have on the Company’s business, financial condition and results of operations, including the Company’s commercial operations and sales, clinical trials, preclinical studies, and employees; quarterly fluctuation in our financial results; the Company’s dependence on the success of TYMLOS, and the Company’s inability to ensure that TYMLOS will obtain regulatory approval outside the U.S. or be successfully commercialized in any market in which it is approved; risks related to manufacturing, supply and distribution; and the risk of litigation or other challenges regarding the Company’s intellectual property rights. These and other important risks and uncertainties discussed in the Company’s filings with the SEC, including under the caption “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ending December 31, 2021, and subsequent filings with the Securities and Exchange Commission (“SEC”), could cause actual results to differ materially from those indicated by the forward-looking statements made in this communication. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company assumes no obligation to, and does not intend to, update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, unless required by law. The Company does not give any assurance that it will achieve its expectations.

Additional Information and Where to Find It

The Offer for the outstanding Shares referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities, nor is it a substitute for the tender offer materials that Ginger Acquisition, Inc., a Delaware corporation (“Parent”), and Ginger Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Purchaser”), will file with the SEC, upon the commencement of the Offer. At the time the Offer is commenced, Parent and its acquisition subsidiary will file a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, and thereafter the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the Offer.

THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A LETTER OF TRANSMITTAL AND RELATED DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WILL CONTAIN IMPORTANT INFORMATION. THE COMPANY’S STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE (AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF THE COMPANY’S SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SECURITIES. Holders of Shares can obtain these documents free of charge when they are filed from the SEC’s website at www.sec.gov or on the Company’s website at www.radiuspharm.com.